UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía, the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the six-month period and quarter ended on June 30, 2020.

Buenos Aires, August 11, 2020

Stock information
Buenos Aires Stock Exchange Ticker: PAMP

Basis of presentation

As from January 1, 2019, the Company adopted US$ as functional currency for the reporting of its financial information. The presentation of this information in AR$ is converted at transactional FX.

However, Edenor (electricity distribution), OldelVal (oil and gas), Transener, TGS and Refinor (holding and others) continue recording their operations in local currency. Thus, the 2020 figures are adjusted by inflation as of June 30, 2020 (1H 20: 6.4% and Q2 20: 2.6%), translated to US$ at closing FX of 70.46. Moreover, the 2019 figures are adjusted by inflation as of June 30, 2019 (1H 19: 10.1% and Q2 19: 4.5%), translated to US$ at closing FX of 42.46[1].

Main highlights from the 1H 20 results

Consolidated net revenues of US$1,059 million[2], 30% lower than the US$1,516 million recorded in 1H 19, mainly due to unadjusted tariffs at regulated businesses, the termination of fuel self-procurement for power sold to CAMMESA as from January 2020, and lower prices and volumes sold in oil and gas, partially offset by new power generation units priced under PPAs.

ð Power generation of 8,070 GWh from 15 power plants[3]

ð Electricity sales of 9,994 GWh to 3.1 million end-users

ð Production of 44.9 thousand boe per day of hydrocarbons

ð Sales of 139 thousand tons of petrochemical products

Consolidated adjusted EBITDA[4] of US$341 million, 30% lower than the US$484 million in 1H 19, due to decreases of 69% in electricity distribution, 65% in oil and gas, 60% in petrochemicals and 23% in holding and others, partially offset by 6% increase at power generation and lower intersegment eliminations for US$1 million.

New York Stock Exchange Ticker: PAM 1 ADS = 25 common shares

Share capital net of repurchases and reductions,
as of August 10, 2020:
1,541.8 million common shares/
61.7 million ADSs

Market capitalization:
AR$89 billion/US$693 million

For more information, contact:

Gustavo Mariani

CEO

Gabriel Cohen

CFO

Lida Wang

Investor relations and sustainability officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

___________________________

1 For further information, see section 3 of Pampa’s FS.

2 Under IFRS, sales at our ownership from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa, being its equity income shown as ‘Results for participation in joint businesses and associates’ (1H 20: US$208 million and Q2 20: US$94 million).

3 Includes 100% of CTEB and PEMC, assets operated by Pampa but co-controlled by Pampa, with 50% of equity stake.

4 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For more information, see section 3 of this Earnings Release.

Pampa Energía ● Q2 20 Earning Release ● 1

Consolidated gain attributable to the owners of the Company of US$18 million, 97% lower than the US$567 million gain achieved in 1H 19, mainly due to the extraordinary non-cash profit from the settlement of Edenor’s regulatory liabilities in 1H 19, in addition to lower operating margins in oil and gas and regulated businesses, lesser RECPAM recorded due to the lower passive net monetary position allocated to the electricity distribution segment, an income tax charge and impairment of accrued assets in 1H 20.

Main highlights from the Q2 20 results5

Consolidated net revenues of US$450 million, 43% lower than the US$788 million recorded in Q2 19, mainly due to unadjusted tariffs at regulated businesses, the termination of fuel self-procurement for power sold to CAMMESA as from January 2020, and lower prices and volumes sold in oil and gas, partially offset by new power generation units priced under PPAs.

ð	Power generation of 3,461 GWh from 15 power plants
ð	Electricity sales of 4,791 GWh to 3.1 million end-users
ð	Production of 43.7 thousand boe per day of hydrocarbons
ð	Sales of 52 thousand tons of petrochemical products

Consolidated adjusted EBITDA of US$120 million, 56% lower than the US$271 million in Q2 19, due to decreases of 5% in power generation, US$86 million in electricity distribution, 88% in oil and gas, and 35% in holding and others, partially offset by a 33% increase at petrochemicals and lower intersegment eliminations for US$1 million.

Consolidated gain attributable to the owners of the Company of US$4 million, 99% lower than the US$400 million gain in Q2 19, mainly due to Edenor’s extraordinary non-cash profit in Q2 19, in addition to lower operating margins in oil and gas and regulated businesses, and lesser RECPAM recorded due to the lower passive net monetary position allocated to the electricity distribution segment and income tax charge.

Information about the videoconference

There will be a videoconference to discuss Pampa’s Q2 20 results on Wednesday August 12, 2020 at 10:00 a.m. Eastern Standard Time/11:00 a.m. Buenos Aires Time.

The hosts will be Gustavo Mariani, CEO, Gabriel Cohen, CFO and Lida Wang, investor relations and sustainability officer at Pampa.

For those interested in participating, please register at bit.ly/Pampa2Q20VideoCall. The videoconference call will also be simultaneously webcasted at Pampa’s website ri.pampaenergia.com/en.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en ✓ www.cnv.gov.ar	✓ www.sec.gov ✓ www.bolsar.com

___________________________

5 The financial information presented in this document for Q2 20 and Q2 19 quarters are based on FS prepared according to IFRS in force in Argentina, corresponding to the six-month period of 2020 and 2019, and the quarters ended March 31, 2020 and 2019, respectively.

Pampa Energía ● Q2 20 Earning Release ● 2

Pampa Energía ● Q2 20 Earning Release ● 3

1.	Relevant events
1.1	Power generation segment

Commissioning of Genelba Plus’s closing to CC

As from July 2, 2020 12 am, CAMMESA granted the commercial clearance to the second steam turbine (GEBATV02) at CTGEBA for a gross installed capacity of 199 MW. This commissioning set the beginning of operations of CTGEBA’s second CC, a project in which Pampa finally disbursed approximately US$320 million to add 400 MW, 9% lower than the amount budgeted, and employed an average of 1,500 people during 30.5 months of works. With the completion of the expansion project, the total installed capacity of CTGEBA amounts to 1,243 MW, becoming the largest thermal power plant in the country, with an outstanding efficiency of 55% average and capacity to supply electricity to 2.5 million households in the Buenos Aires metro area.

Additionally, it is worth mentioning that due to the impact of COVID-19 and the nationwide social, preventive and mandatory quarantine, pursuant to Note NO-2020-37458730-APN-SE#MDP, on June 10, 2020 the SE instructed CAMMESA to temporarily suspend COD incompletion claims for certain PPAs executed with CAMMESA, including those under SEE Res. No. 287/17, regarding the execution of guarantees as well as the imposition of fines, effective from March 12 until September 12, 2020.

Thus, despite the above-mentioned circumstances, Pampa managed to fulfill the commitments with CAMMESA under the PPA executed pursuant to the tender of SEE Res. No. 287/17.

In line with the Company’s strategy to develop core businesses, this milestone joins Pampa’s efforts to increase the power generation infrastructure during the last 12 years, demanding investment of more than US$1.5 billion, hence becoming Argentina’s largest independent power producer, operating a total 4,944 MW of installed capacity, which represents 12% of the national grid.

Technical problem at PEPEs II and III

On account of certain defects in the blades of some wind turbines at PEPE II and III, which resulted in their outages, Vestas conducted progressive repair and replacement works. As a result, PEPE II recovered its full generation capacity by the end of July 2020, and in the case of PEPE III, should be fully resumed by the end of August 2020. It is worth highlighting that, despite the reduced generation due to the technical problem, the economic impact was non-material as it was covered by Vestas’s guarantees and the insurance.

1.2	Oil and gas segment

Natural gas for power generation

On May 27, June 23 and July 23, 2020, CAMMESA launched tenders for the supply of gas to thermal power plants in the months of June, July and August 2020, respectively, on a partially binding basis with 30% DoP. The average bid price at wellhead for the Neuquina Basin was US$2.67/MBTU, US$2.63/MBTU and US$2.63/MBTU, respectively. Pampa participated in these tenders.

Pampa Energía ● Q2 20 Earning Release ● 4

‘Criollo Barrel’

The Executive Order No. 488/20 established a local commercialization reference price for Medanito-type crude oil of US$45/bbl (adjusted by quality for other types of crude oil and loading port), effective from May 19 to December 31, 2020. This measure will be reviewed on a quarterly basis and be rendered ineffective if the reference Brent price6 exceeds US$45/bbl for 10 calendar days.

Moreover, while said executive order is in force, it is established that producers should keep the activity and/or production levels recorded in 2019, maintain the employees’ payroll as of the closing of 2019, have limited access to foreign exchange market, penalties for obligations unfulfillments will be updated, tax increases will be postponed for certain refined products, among other measures.

Besides, crude oil imports will be restricted as long as domestic supply is available, and exports (both hydrocarbons and certain products derived from hydrocarbons) will be waived from export duties provided that the international price (Brent price published at the end of each month by the SE pursuant to this executive order) is less than or equal to US$45/bbl. The duty will increase gradually as the international price increases until reaching 8% rate, the cap to be recognized when reference price equals or exceeds US$60/bbl. It should be pointed out that in Q2 20 oil sales were only 14% of the oil and gas segment’s sales. Moreover, as from the effective date of this executive order, the export duty remained at 0%.

1.3	Regulated businesses

On June 19, 2020, Executive Order No. 543/20 was published in the Public Gazette, extending for another 180-day period the maximum term set by Section 5 of the Solidarity Law No. 27,541 to maintain unchanged tariff schemes for electricity and natural gas under federal jurisdiction and initiate an extraordinary RTI review. The term originally should have expired on June 23, 2020.

Moreover, as regards Executive Order No. 311/20 that was instrumented pursuant to MDP Res. No. 173/20 —which provided that electricity distribution utilities (including Edenor), as well as gas, water and sewage, telephone, internet and cable TV companies, may not suspend or disconnect services to certain vulnerable users in case of delinquency or non-payment of up to 3 consecutive or alternate bills—, the number was extended to 6 bills due as from March 1, 2020.

1.4	New midstream agreement at TGS

In July 2020, TGS executed an agreement with Shell Argentina S.A. to build and operate a natural gas treatment plant with a maximum capacity of 35 million cubic feet per day at Bajada de Añelo, a block operated by Shell Argentina and developed jointly with YPF. Moreover, the operating data transmission for the gas injected into TGS’s Vaca Muerta gathering pipeline will be provided by Telcosur, a telecommunication subsidiary of TGS.

1.5	Deferral of interests’ payment

On July 21 and 24, 2020, bondholders of 2023 CBs and 2027 CBs were informed that the Company would proceed with the payment of the eighth and seventh interest period for US$18.4 million and US$28.1 million within the 30-day grace period, respectively, according to the terms and conditions stipulated in the Indenture that governs said CBs. Consequently, corresponding interests’ payments were made on August 10, 2020. Thus, it did not constitute an event of default according to terms and conditions of the 2023 and 2027 CBs.

The deferral was attributable to the recent modifications to the foreign exchange regime in force, which involved the extension of the restricted period to access the MULC from 30 to 90 days before and after any transaction involving the transfer of securities to depository entities abroad.

___________________________

6 Average of the last 5 quotes published by PLATTS Crude Marketwire for futures.

Pampa Energía ● Q2 20 Earning Release ● 5

2.	Financial highlights
2.1	Consolidated balance sheet

Figures in million	As of 6.30.2020		As of 12.31.2019
	AR$	US$ FX 70.46	AR$	US$ FX 59.89
ASSETS
Property, plant and equipment	239,109	3,394	210,056	3,507
Intangible assets	9,812	139	9,068	151
Right-of-use assets	998	14	930	16
Deferred tax assets	6,095	87	1,702	28
Investments in joint ventures and associates	37,340	530	30,638	512
Financial assets at amortized cost	-	-	1,048	17
Financial assets at fair value through profit and loss	789	11	671	11
Other assets	54	1	45	1
Trade and other receivables	5,301	75	4,711	79
Total non-current assets	299,498	4,251	258,869	4,322
Inventories	9,218	131	9,175	153
Financial assets at amortized cost	3,350	48	3,224	54
Financial assets at fair value through profit and loss	4,232	60	21,867	365
Derivative financial instruments	-	-	214	4
Trade and other receivables	33,284	472	33,583	561
Cash and cash equivalents	29,151	414	13,496	225
Total current assets	79,235	1,125	81,559	1,362

Total assets	378,733	5,375	340,428	5,684

EQUITY
Total equity	162,126	2,301	144,262	2,409

LIABILITIES
Investments in joint ventures and associates	222	3	265	4
Provisions	10,038	142	8,703	145
Income tax provision	6,035	86	590	10
Deferred revenue	1,200	17	270	5
Taxes payables	128	2	263	4
Deferred tax liabilities	24,482	347	22,068	368
Defined benefit plans	2,133	30	1,606	27
Salaries and social security payable	309	4	241	4
Borrowings	107,469	1,525	105,629	1,764
Trade and other payables	7,202	102	5,419	90
Total non-current liabilities	159,218	2,260	145,054	2,422
Provisions	1,437	20	1,206	20
Deferred revenue	32	0	5	0
Income tax provision	1,833	26	3,154	53
Taxes payables	3,798	54	4,316	72
Defined benefit plans	238	3	230	4
Salaries and social security payable	3,208	46	3,834	64
Derivative financial instruments	47	1	204	3
Borrowings	15,302	217	10,974	183
Trade and other payables	31,494	447	27,189	454
Total current liabilities	57,389	814	51,112	853

Total liabilities	216,607	3,074	196,166	3,275

Total liabilities and equity	378,733	5,375	340,428	5,684

Pampa Energía ● Q2 20 Earning Release ● 6

2.2	Consolidated income statement

	First half				Second quarter
Figures in million	2020		2019		2020		2019
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	71,788	1,059	63,932	1,516	33,251	450	34,505	788
Cost of sales	(53,952)	(795)	(45,131)	(1,070)	(26,396)	(359)	(23,862)	(547)

Gross profit	17,836	264	18,801	446	6,855	91	10,643	241

Selling expenses	(5,494)	(79)	(3,644)	(86)	(3,166)	(43)	(1,831)	(43)
Administrative expenses	(5,239)	(79)	(3,704)	(88)	(2,815)	(40)	(1,841)	(43)
Exploration expenses	(9)	-	(71)	(2)	(5)	-	(30)	(1)
Other operating income	889	13	896	21	407	6	446	8
Other operating expenses	(2,082)	(31)	(1,957)	(47)	(1,260)	(17)	(940)	(22)
Results for part. in joint businesses and associates	3,157	46	2,928	69	1,088	14	2,093	49
Impairment of PPE and inventory	(4,316)	(67)	-	-	-	-	-	-
Agreement from regularization of liabilities	-	-	13,066	308	-	-	13,066	308

Operating income	4,742	67	26,315	621	1,104	11	21,606	497

RECPAM	3,259	46	5,825	137	1,583	20	2,517	61
Financial income	1,875	28	2,399	64	868	12	1,101	31
Financial costs	(8,291)	(124)	(7,151)	(170)	(4,430)	(62)	(3,540)	(82)
Other financial results	433	9	538	6	1,547	24	1,033	12
Financial results, net	(2,724)	(41)	1,611	37	(432)	(6)	1,111	22

Profit before tax	2,018	26	27,926	658	672	5	22,717	519

Income tax	(1,957)	(21)	1,159	36	(1,554)	(16)	(268)	6

Net income (loss) for the period	61	5	29,085	694	(882)	(11)	22,449	525
Attributable to the owners of the Company	995	18	23,704	567	220	4	17,173	400
Attributable to the non-controlling interests	(934)	(13)	5,381	127	(1,102)	(15)	5,276	125

Net income per share attributable to the shareholders	0.62	0.01	12.79	0.31	0.14	0.00	9.40	0.22
Net income per ADR attributable to the shareholders	15.54	0.28	319.69	7.65	3.50	0.06	234.88	5.47

2.3	Cash and financial borrowings

As of June 30, 2020, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	146	132	505	505	359	373
Electricity distribution	81	44	150	83	70	38
Petrochemicals	-	-	-	-	-	-
Holding and others	2	2	-	-	(2)	(2)
Oil and gas	245	245	1,086	1,086	842	842
Total under IFRS	474	424	1,742	1,674	1,268	1,250
Affiliates at O/S2	161	161	416	416	255	255
Total with affiliates	635	585	2,158	2,090	1,523	1,505

Total Restricted Group[3]	393	379	1,591	1,591	1,198	1,212

Note: 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost; it excludes Plan Gas’ bonds pending of collection. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa. 3 Consolidated figures excluding Edenor and affiliates at our ownership, according to the definition in Pampa Energía’s debt offering memorandums.

Pampa Energía ● Q2 20 Earning Release ● 7

Debt Transactions

As of June 30, 2020, the financial debt at consolidated level under IFRS amounted to US$1,742 million. The average interest rate for US$-bearing indebtedness was 7.9%, currency in which 90% of the Company’s gross debt is denominated and mostly at fixed rate. AR$ loans average interest rate was 33.5%. The life of Pampa’s consolidated financial debt averaged to approximately 5.0 years.

Regarding our subsidiaries, in Q2 20 Edenor paid at maturity the third amortization of the loan granted by the ICBC for US$12.5 million and Greenwind paid at maturity the first amortization of the credit facility executed with the Inter-American Investment Corporation (IIC) for US$1.7 million.

The financial debt of the Restricted Group amounted to US$1,591 million, being the average interest rate for US$ loans 7.7%, currency in which 89% of indebtedness is denominated and mostly at fixed rate, and AR$ borrowing interest rate averaged at 33.5%. The life of Restricted Group’s financial debt averaged to approximately 5.3 years.

Pampa Energía ● Q2 20 Earning Release ● 8

The following chart shows the debt maturity profile of the Restricted Group, net of repurchases, expressed in US$ at the end of Q2 20:

Note: It does not include interests; it considers Pampa stand-alone and subsidiaries of the Restricted Group at 100%. It does not include Edenor and affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor.

During Q2 20, the Company executed bank loans in AR$ for AR$3,000 million maturing in 90 days and AR$1,500 million maturing in one year, issued Series IV CBs for AR$1,238 million FV maturing in 90 days and Series V CBs for AR$565 million FV maturing in 180 days, pre-canceled AR$-bank loans for a total AR$2,938 million and paid at maturity bank loans in US$ for the amount of US$22.9 million.

After the end of Q2 20, Pampa issued Series VI CBs for AR$6,355 million FV maturing in 13 months at Private Badlar rate plus 2.5% margin and executed short-term bank loans in AR$ for AR$3,700 million. Moreover, Pampa paid at maturity bank loans in AR$ for AR$3,000 million and settled Series IV CBs for AR$1,238 million FV, paid in kind with Series VI CBs.

As of this date, the Company is in compliance with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
Transener[1]	CB Series 2	2021	101	91	9.75%
Edenor	CB par at fixed rate	2022	300	113	9.75%
TGS[1]	CB at discount at fixed rate	2025	500	482	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	397	7.375%
	CB Series I at discount & fixed rate	2027	750	644	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In AR$
Pampa	CB Series E2	2020	575	575	Badlar Privada
	CB Series V3	2020	565	565	Badlar Privada +5%
	CB Series VI4	2021	6,355	6,355	Badlar Privada + 2.5%

Note: 1 Affiliates are not consolidated in Pampa’s FS, according to IFRS. 2 Issued by CTLL, a subsidiary merged to Pampa Energía.
3 Issued on April 30, 2020. 4 Issued on July 29, 2020.

Pampa Energía ● Q2 20 Earning Release ● 9

Credit rating

On June 26, 2020, in line with the change in the sovereign’s credit rating outlooks, FitchRatings modified the global ratings assigned to CBs issued by Pampa from ‘CCC+’ to ‘CCC’. Moreover, it kept the ‘AA-’ local ratings unchanged for the long term, and assigned an ‘A1+’ ratings for the short term.

Besides, as a result of the regulatory uncertainty due to the period extension of tariff freeze until the end of 2020, in early July 2020 Standard & Poor’s modified the global ratings assigned to the CBs issued by Edenor from ‘CCC+’ to ‘CCC’, and local ratings from ‘raBB-’ to ‘raB’.

The following table shows Pampa Group’s CBs ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	na
	Moody's	Caa3	na
	FitchRatings	CCC	AA- (long-term) A1+ (short-term)
Edenor	S&P	CCC	raB
	Moody's	Caa3	Caa1.ar
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	S&P	CCC+	raBB

2.4	Buyback of own financial securities

Pampa

On June 25, 2020, Pampa’s Board of Directors approved the modification of both the maximum amount and the maximum price under the seventh share buyback program approved on April 13, 2020. Moreover, on July 1, 2020 the sixth program terminated, thus staring the seventh program. Finally, on August 11, 2020, Pampa’s Board of Directors approved the modification of the maximum price under the seventh share buyback program.

	Repurchase program VI	Repurchase program VII
Maximum amount to buyback	US$27.02 million	AR$3.6 billion
Maximum price	US$0.52/common share or US$13/ADR	AR$67.34/common share or US$13/ADR
Period in force	120 days as from March 11, 2020	120 days as from July 1, 2020
Status	Completed	In process

In Q2 20, Pampa acquired 1,569,489 ADRs at an average price of US$9.94 per ADR. After the closing of the quarter, the Company acquired directly and indirectly 598,419 ADRs and 309,534 common shares, at an average price of US$10.93 per ADR and AR$46.95 per share, respectively7.

As of August 10, 2020, Pampa’s outstanding capital stock amounts to 1,541.8 million common shares (equivalent to 61.7 million ADRs).

___________________________

7 Deemed to be effected transactions.

Pampa Energía ● Q2 20 Earning Release ● 10

During Q2 20 Pampa also acquired: (i) US$23.1 million FV of its 2023 CBs at an average clean price of US$67.5/US$100 FV; (ii) US$21.3 million FV of its 2027 CBs at an average clean price of US$61.3/US$100 FV; and (iii) US$0.2 million FV of its 2029 CBs at an average clean price of US$59.0/US$100 FV. After the end of the quarter, Pampa acquired: (i) US$25.6 million FV of its 2023 CBs at an average clean price of US$85.3/US$100 FV; and (ii) US$1.6 million FV of its 2027 CBs at an average clean price of US$82.0/US$100 FV8.

As of this date, outstanding 2023, 2027 and 2029 CBs, excluding treasury holdings, amount to US$396.6 million, US$644.3 million and US$292.5 million, respectively.

Edenor

In Q2 20 Edenor acquired a total of US$1.6 million FV of its 2022 CBs at an average clean price of US$58.6/US$100 FV. Later on, Edenor acquired US$22.1 million FV at an average clean price of US$84.4/US$100 FV.

TGS

The following table shows the details about the share buyback program in force:

Repurchase program VI
Maximum amount to buyback	AR$2.5 billion
Maximum price	AR$140/common share or US$8.5/ADR
Period in force	180 days as from March 10, 2020
Status	In process

In Q2 20, TGS acquired 1,006,668 ADRs at an average price of US$4.36 per ADR9.

As of August 10, 2020, TGS’s outstanding capital stock amounts to 760.6 million common shares (equivalent to 152.1 million ADRs).

___________________________

8 Deemed to be effected transactions.

9 Deemed to be effected transactions.

Pampa Energía ● Q2 20 Earning Release ● 11

3.	Analysis of the Q2 20 results

Consolidated net revenues of US$450 million, 43% lower than the US$788 million recorded in Q2 19, mainly due to unadjusted tariffs at regulated businesses, the termination of fuel self-procurement for power sold to CAMMESA as from January 2020, and lower prices and volumes sold in oil and gas, partially offset by new power generation units priced under PPAs.

ð	Power generation of 3,461 GWh from 15 power plants
ð	Electricity sales of 4,791 GWh to 3.1 million end-users
ð	Production of 43.7 thousand boe per day of hydrocarbons
ð	Sales of 52 thousand tons of petrochemical products

Consolidated adjusted EBITDA of US$120 million, 56% lower than the US$271 million in Q2 19, due to decreases of 5% in power generation, US$86 million in electricity distribution, 88% in oil and gas, and 35% in holding and others, partially offset by a 33% increase at petrochemicals and lower intersegment eliminations for US$1 million.

Consolidated gain attributable to the owners of the Company of US$4 million, 99% lower than the US$400 million gain in Q2 19, mainly due to Edenor’s extraordinary non-cash profit in Q2 19, in addition to lower operating margins in oil and gas and regulated businesses, and lesser RECPAM recorded due to the lower passive net monetary position allocated to the electricity distribution segment and income tax charge.

Reconciliation of consolidated adjusted EBITDA, in US$ million	First half		Second quarter
	2020	2019	2020	2019
Consolidated operating income	67	621	11	497
Consolidated depreciations and amortizations	141	130	71	71
EBITDA	208	751	82	568

Adjustments from generation segment	82	5	13	4
Deletion of equity income	(20)	-	(10)	1
Deletion of results for PPE's impairment	56	-	-	-
Greenwind's EBITDA adjusted by ownership	6	5	3	3
CTBSA's EBITDA adjusted by ownership	40	-	20	-
Adjustments from distribution segment	1	(291)	(1)	(300)
Deletion of the effects from normalization of liabilities	-	(308)	-	(308)
Retroactive adj. to extraordinary penalties from the RTI	-	13	(1)	5
Late payment interests	1	4	0	3
Adjustments from oil and gas segment	5	(24)	6	(23)
Deletion of equity income	4	(24)	6	(23)
OldelVal's EBITDA adjusted by ownership	1	0	0	0
Adjustments from petrochemicals segment	11	-	-	-
Deletion of results for inventory impairment	11	-	-	-
Adjustments from holding and others segment	34	42	19	22
Deletion of equity income	(30)	(45)	(10)	(27)
TGS's EBITDA adjusted by ownership	48	63	22	36
Transener's EBITDA adjusted by ownership	15	23	7	12
Refinor's EBITDA adjusted by ownership	1	1	(1)	1

Consolidated adjusted EBITDA	341	484	119	271
Adjusted EBITDA at our ownership	324	431	125	234

Pampa Energía ● Q2 20 Earning Release ● 12

3.1	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First half			Second quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	249	409	-39%	115	202	-43%
Cost of sales	(110)	(236)	-53%	(55)	(115)	-52%

Gross profit	139	173	-20%	60	87	-31%

Selling expenses	(2)	(1)	+100%	(1)	-	NA
Administrative expenses	(18)	(15)	+20%	(9)	(8)	+13%
Other operating income	2	5	-60%	1	3	-67%
Other operating expenses	(3)	(4)	-25%	(1)	(2)	-50%
Results for participation in joint businesses	20	-	NA	10	(1)	NA
Impairment of PPE	(56)	-	NA	-	-	NA

Operating income	82	158	-48%	60	79	-24%

Finance income	14	35	-60%	6	18	-67%
Finance costs	(28)	(46)	-39%	(13)	(22)	-41%
Other financial results	8	(5)	NA	9	(3)	NA

Profit (loss) before tax	76	142	-46%	62	72	-14%

Income tax	(18)	(27)	-33%	(17)	1	NA

Net income (loss) for the period	58	115	-50%	45	73	-38%
Attributable to owners of the Company	60	111	-46%	44	70	-37%
Attributable to non-controlling interests	(2)	4	NA	1	3	-67%

Adjusted EBITDA	209	197	+6%	95	100	-5%
Adjusted EBITDA at our share ownership	206	193	+7%	94	98	-4%

Increases in PPE, intangible and right-of-use assets	39	143	-73%	17	78	-78%
Depreciation and amortization	45	34	+32%	22	17	+29%

In Q2 20, the lower sales for US$87 million is mainly explained by the centralization of fuel procurement again in CAMMESA as from December 30, 2019, which is applicable to all thermal units except for those under Energía Plus contracts. Consequently, revenues from the recognition of fuel in the variable production cost (CVP) decreased by US$65 million compared to Q2 19, and cost of sales shrunk as well due to lower gas purchases. It is worth highlighting that the fuel trading accrues a minor margin contribution to the segment.

To a lesser extent, the lower sales is also explained by the update in spot or legacy energy remuneration scheme (SE Res. No. 31), effective as from February 2020. Even though spot energy comprises 65% of the 4,745 MW operated by Pampa10, in Q2 20 it represented 38% of the segment’s sales. This Res. established an AR$-nominated spot remuneration scheme and reductions in real terms to the power capacity remunerations: excluding the application of the dispatch factor and depending if the unit is required during high thermal demand (HMRT), in Q2 20 the thermal power capacity seasonal remuneration decreased between 10% and 17% year-on-year in US$, whereas hydroelectric units decreased 42% year-on-year. Moreover, as a result of the suspension on monthly CPI and PPI adjustments stipulated in said Res., reductions over power capacity remunerations further deteriorated due to the 13% AR$ depreciation11, also affecting the variable price for operation and maintenance. Besides, SE Res. No. 31/20 decreased the utilization factor for thermal units with lower dispatch, which may discount the power availability payment up to 40% (before was 30%), thus mainly affecting CPB and CTG. In addition to the inflation adjustment suspension over spot prices, the COVID-19 negatively impacted on our Energía Plus segment, which went through lower prices and volume sold due to economic activity worsening as a result of the mandatory lockdown.

___________________________

10 Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in FS, but they are operated by Pampa and their EBITDAs at our equity stake are included to Pampa’s adjusted EBITDA.

11 Calculation corresponding to the Q2 20 average vs. initial FX.

Pampa Energía ● Q2 20 Earning Release ● 13

These effects were partially offset by the additions of PEPE II and III traded in MAT ER (106 MW of gross capacity), and the commissioning and capacity enhancement of gas turbines at CTGEBA (201 MW), sold as spot energy until the commissioning of the CC, priced under PPA as from July 2, 202012.

In operating terms, the power generation operated by Pampa during Q2 20 decreased 7% compared to Q2 19, mainly explained by the lower nationwide electricity demand as a result of the mandatory lockdown due to COVID-19. However, thermal power from combined cycles was fully dispatched and rising renewable generation was evidenced. Therefore, from units operated by Pampa, there was lower dispatch in open cycles at CTLL (-189 GWh), STs at CPB (-183 GWh), CTG and CTP in the Argentine northwest (-145 GWh), and engines at CTIW and CTPP (-88 GWh). These effects were partially offset by higher dispatch at CTGEBA (+182 GWh) thanks to the combined cycle and the capacity increase in Genelba Plus’s open cycle as from June 2019, higher dispatch in the combined cycle at CTLL (+82 GWh), higher hydroelectric generation especially at HINISA, where in Q2 19 water reserve was accumulated for winter as requested by CAMMESA (+42 GWh), higher wind generation from PEPEs 2 and 3 (+23 GWh) and the new addition of CTEB under our operation (+14 GWh).

Despite the drop of electricity demand at country level, all power generation units operated by Pampa reached an average availability rate of 98.6% in Q2 20, 334 basis points higher than the 95.3% recorded in Q2 19. Especially, thermal units recorded an availability of 98.4%, 464 basis points more than in Q2 19, mainly explained by the forced outage at CPB in April 2019, and unavailability at CTG’s Plus unit due to commercial strategy in Q2 19.

Net operating costs for Q2 20, excluding depreciations and amortizations, decreased 59% compared to Q2 19, mainly because in Q2 19 gas purchases for fuel self-procurement captured 65% of the segment’s operating costs and 70% of the total gas volume fired for dispatch at our thermal power plants, whereas in Q2 20 the fuel procurement was centralized again in CAMMESA, thus own gas purchase was only for units with Plus contracts, and represented 20% of the segment’s operating costs and 8% of gas volume fired at our thermal power plants. Moreover, lower operating costs are explained by lesser volume and cost of energy purchase to cover Plus contracts and lower AR$-nominated expenses due to devaluation, partially offset by higher costs from the implementation of protocols and measures to mitigate the COVID-19 impact.

The depreciations and amortizations of the segment increased 22% year-on-year, as a result of the aforementioned new units’ beginning of commercial operations.

___________________________

12 For more information, see section 1.1 of this Earnings Release.

Pampa Energía ● Q2 20 Earning Release ● 14

Power generation's key performance indicators	Hydroelectric			Wind			Subtotal Hydro +Wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2[2]	PEPE3[2]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[3]	Eco- Energía	CTEB[4]	Subtotal
Installed Capacity (MW)	265	388	285	100	53	53	1,144	765	361	30	620	100	100	1,044	14	567	3,601	4,745
New Capacity (MW)	-	-	-	100	53	53	206	364	100	30	-	100	100	172	14	567	1,447	1,653
Market Share	0.7%	1.0%	0.7%	0.2%	0.1%	0.1%	2.8%	1.9%	0.9%	0.1%	1.5%	0.2%	0.2%	2.6%	0.03%	1.4%	9.0%	11.8%

Semester
Net Generation 1H20 (GWh)	209	134	338	200	99	110	1,090	2,475	310	31	488	38	78	3,369	42	147	6,979	8,070
Market Share	0.3%	0.2%	0.5%	0.3%	0.2%	0.2%	1.7%	3.8%	0.5%	0.0%	0.7%	0.1%	0.1%	5.2%	0.1%	0.2%	10.7%	12.4%
Sales 1H20 (GWh)	209	134	338	200	99	110	1,090	2,475	311	31	488	38	78	3,468	44	147	7,081	8,171

Net Generation 1H19 (GWh)	214	163	322	180	48	36	962	2,510	435	26	596	91	176	2,789	50	5	6,678	7,640
Variation 1H20 vs. 1H19	-2%	-18%	+5%	+11%	+107%	+210%	+13%	-1%	-29%	+19%	-18%	-58%	-56%	+21%	-16%	na	+5%	+6%
Sales 1H19 (GWh)	214	163	322	180	48	36	962	2,510	562	26	596	91	176	2,994	54	5	7,015	7,976

Avg. Price 1H20 (US$/MWh)	28	50	18	70	69	70	43	33	31	109	30	na	na	21	60	na	43	43
Avg. Price 1H19 (US$/MWh)	37	53	28	68	48	64	44	57	41	129	60	na	97	46	32	na	54	53
Avg. Gross Margin 1H20 (US$/MWh)	16	33	8	61	56	62	32	30	21	na	17	na	135	12	16	na	34	34
Avg. Gross Margin 1H19 (US$/MWh)	20	38	18	58	44	57	32	31	26	na	23	na	72	17	(8)	na	26	27

Second Quarter
Net Generation Q2 20 (GWh)	62	47	148	97	50	50	454	1,189	16	5	14	20	30	1,692	23	18	3,007	3,461
Market Share	0.2%	0.2%	0.5%	0.3%	0.2%	0.2%	1.5%	4.0%	0.1%	0.0%	0.0%	0.1%	0.1%	5.7%	0.1%	0.1%	10.1%	11.6%
Sales Q2 20 (GWh)	62	47	148	97	50	50	454	1,189	16	5	14	20	30	1,740	23	18	3,056	3,510

Net Generation Q2 19 (GWh)	24	44	147	91	48	36	390	1,297	153	13	197	52	87	1,510	24	5	3,337	3,727
Variation Q2 20 vs. Q2 19	+156%	+7%	+0%	+6%	+5%	+42%	+17%	-8%	-89%	-63%	-93%	-62%	-65%	+12%	-7%	na	-10%	-7%
Sales Q2 19 (GWh)	24	44	147	91	48	36	390	1,297	180	13	197	52	87	1,608	27	5	3,465	3,854

Avg. Price Q2 20 (US$/MWh)	35	59	17	70	73	68	47	33	na	na	na	na	na	19	51	na	47	47
Avg. Price Q2 19 (US$/MWh)	138	91	31	67	48	64	58	55	37	128	66	na	92	46	40	na	53	54
Avg. Gross Margin Q2 20 (US$/MWh)	15	35	6	61	59	60	34	30	122	na	90	na	na	11	1	na	37	36
Avg. Gross Margin Q2 19 (US$/MWh)	53	53	16	63	44	57	41	30	32	na	23	143	74	17	(1)	na	26	27

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019. 3 Capacity increase of GT03 for 13 MW and commissioning of GT04 for 188 MW as from June 2019. 4 Pampa is the operator and holds a 50% equity stake as from June 26, 2019

Pampa Energía ● Q2 20 Earning Release ● 15

The Q2 20 financial results amounted to a net gain of US$2 million, US$9 million higher than Q2 19, mainly due to the Agreement for the Regularization and Settlement of Receivables with the Wholesale Electricity Market executed in August 2019, which regularized payables to CAMMESA and therefore, interests ceased to be accrued. In Q2 19 an impairment on receivables from CAMMESA was recorded, which was later monetized under said Agreement. Moreover, in Q2 20 it was recorded higher profit from the holding of financial instruments, repurchase of CBs and higher recognition of commercial interests charged to CAMMESA due to collection delays. These effects were partially offset by lower interests gains from CAMMESA receivables settled in 2019 and higher financial expenses due to increased gross indebtedness.

The Q2 20 adjusted EBITDA decreased by 5% compared to Q2 19, posting a US$95 million gain, mainly due to lower remuneration for spot energy, lower Energía Plus sales and higher operating and maintenance costs due to the increasing number of units and COVID-19 protocols, partially offset by the contribution of the acquired CTEB, commercialized under PPA (567 MW), the commissioning of new thermal and renewable units, lower costs of energy purchases and AR$-nominated expenses due to the devaluation effect. The adjusted EBITDA considers our proportional 50% stake of PEMC (Greenwind) EBITDA, for a gain of US$3 million in both Q2 20 and Q2 19, and a 50% stake of CTEB (CTBSA), with a contribution of US$20 million in Q2 20.

Finally, investments in PPE and intangibles in Q2 20 decreased by 78% compared to the same period in 2019, mainly explained by the completion of PEPE 2 and 3 in Q2 19 and the final stages of the closing to CC at CTGEBA, which was commissioned on July 2, 2020.

Regarding our expansion projects, the following table shows the status summary:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ 6/30/20
Loma de la Lata	15	SE Res. No. 31/20	AR$	162,000 - 427,500(2)	324	728	20	96%	Q1 2021 (est.)
Closing to CCGT Genelba Plus	400	PPA for 15 years	US$	20,500	6	34	350	88%	OC: June 12, 2019(3) CC: July 2, 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	200	6%	Q1 2022 (est.)

Note: 1 Amounts without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration.
3 201 MW were remunerated under spot energy until July 1, 2020.

Pampa Energía ● Q2 20 Earning Release ● 16

3.2	Analysis of the electricity distribution segment
Electricity distribution segment, consolidated Figures in US$ million	First half			Second quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	564	840	-33%	245	451	-46%
Cost of sales	(480)	(674)	-29%	(225)	(342)	-34%

Gross profit	84	166	-49%	20	109	-82%

Selling expenses	(64)	(75)	-15%	(38)	(40)	-5%
Administrative expenses	(27)	(35)	-23%	(14)	(19)	-26%
Other operating income	7	6	+17%	3	3	-
Other operating expenses	(11)	(25)	-56%	(6)	(16)	-63%
Agreement from regularization of liabilities	-	308	-100%	-	308	-100%

Operating income	(11)	345	NA	(35)	345	NA

RECPAM	46	137	-66%	20	61	-67%
Finance income	9	10	-10%	4	6	-33%
Finance costs	(42)	(74)	-43%	(23)	(36)	-36%
Other financial results	(19)	(9)	+111%	(8)	5	NA

Profit before tax	(17)	409	NA	(42)	381	NA

Income tax	(7)	(153)	-95%	6	(128)	NA

Net income (loss) for the period	(24)	256	NA	(36)	253	NA
Attributable to owners of the Company	(13)	133	NA	(20)	131	NA
Attributable to non-controlling interests	(11)	123	NA	(16)	122	NA

Adjusted EBITDA	31	100	-69%	(14)	72	NA
Adjusted EBITDA at our share ownership	17	52	-67%	(7)	37	NA

Increases in PPE, intangible and right-of-use assets	57	105	-46%	35	57	-39%
Depreciation and amortization	41	46	-11%	21	27	-22%

The net sales at distribution segment in Q2 20 decreased by 46% compared to Q2 19, mainly because of lagged tariffs to the evolution of AR$ inflation, widened by AR$ depreciation. According to the RTI, CPD updates of 19% in August 2019 and 26% in February 2020 should have been applied to the tariff schedules as well as the electricity price, being its last update in May 2019. In an inflationary scenario, the lag between the measuring of the CPD and its granting has a negative impact on the gross margin and thus on the VAD, affecting the capacity to face operating expenses and investments, in addition to the composition of the CPD formula (which replicates Edenor’s costs structure) is overweighed in the salary index, which was outpaced by the CPI, PPI and US$ evolution. Moreover, seasonal prices for electricity purchase destined to non-residential users, effective as from August 2019, are still not reflected in the tariff schemes.

Moreover, net sales decrease is explained by the US$33 million extraordinary income recorded in Q2 19 due to the Liabilities Regularization Agreement and lower physical volume sold as a consequence of the mandatory lockdown due to COVID-19, in particular residential electricity consumption was estimated as readings were halted. Once the meter readings resumed, a balance of US$8 million in favor of Edenor was calculated.

In operating terms, despite of COVID-19’s disruption, total energy sale volume experienced a minor decrease of 1% compared to Q2 19, mainly explained by a drop of industries and SMEs’ consumption affected by the lockdown restrictions and the economic activity downturn (-18% vs. Q2 19), whereas residential segment increased 19% year-on-year due to stay-at-home order, colder average temperatures in April and May 2020 and to a lesser extent, the lagged pricing over demand.

Pampa Energía ● Q2 20 Earning Release ● 17

Moreover, the number of Edenor’s clients slightly increased, mainly due to the regularization of clients as a result of the market disciplinary actions and normalization of clandestine connections, especially in the residential segment, in addition to the reclassification of residential and large users at distribution grid (GUDIs) into the commercial segment and an increase of new meters for GUDIs, as a result of the lockdown, partially offset by the disconnection of clients due to the economic downturn.

Edenor's key performance indicators	2020			2019			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Semester
Residential[1]	4,588	46%	2,764,569	4,096	42%	2,726,807	+12%	+1%
Commercial	1,514	15%	355,318	1,621	16%	353,497	-7%	+1%
Industrial	1,614	16%	6,875	1,739	18%	6,859	-7%	+0%
Wheeling System	1,629	16%	690	1,787	18%	691	-9%	-0%
Others
Public Lighting	344	3%	21	360	4%	21	-5%	-
Shantytowns and Others	304	3%	475	262	3%	466	+16%	+2%

Total	9,994	100%	3,127,948	9,866	100%	3,088,341	+1%	+1%

Second Quarter
Residential[1]	2,394	50%	2,764,569	2,015	42%	2,726,807	+19%	+1%
Commercial	640	13%	355,318	774	16%	353,497	-17%	+1%
Industrial	692	14%	6,875	845	17%	6,859	-18%	+0%
Wheeling System	710	15%	690	867	18%	691	-18%	-0%
Others
Public Lighting	189	4%	21	200	4%	21	-6%	-
Shantytowns and Others	167	3%	475	148	3%	466	+13%	+2%

Total	4,791	100%	3,127,948	4,849	100%	3,088,341	-1%	+1%

Note: 1 It includes 565,605 and 593,733 clients categorized under Social Tariff as of June 30, 2020 and 2019, respectively.

Energy purchases reduced by 40% in Q2 20 compared to Q2 19, mainly due to the purchase price freeze (known as seasonal price) in AR$ as from May 2019, outpaced by inflation and FX evolution. Besides, energy losses rate decreased to 18.7% over demanded electricity in Q2 20 vs. 19.2% in Q2 19 and consequently, costs related to electricity theft were also diluted. These effects were partially offset by a slight increase in the volume of energy demand, net of losses and wheeling system.

Net operating costs, excluding energy purchases, depreciations and amortizations, decreased by 16% in Q2 20 compared to Q2 19, mainly due to lower charge of penalties as a result of the improvement in the quality service indicators and, to a lesser extent, the effect of the Liabilities Regularization Agreement (executed in May 2019), which settled penalties accumulated until the beginning of the RTI. Moreover, said decrease is explained by lower labor costs in real terms and lower average employees’ payroll, lower expenses both in third-party fees and materials due to lower economic activity. These effects were partially offset by a higher accrual of bad debts considering the lockdown triggered by COVID-19, which increased bad debts’ rate and therefore, the delinquency balance over sales, plus higher costs related to the implementation of protocols and measures to mitigate COVID-19 impact in our operations.

In Q2 20, financial results amounted to a net loss of US$7 million, US$43 million lower than Q2 19, mainly due to a lower gain from RECPAM as a result of the decrease in the passive monetary position due to the above-mentioned liabilities regularization, in addition to net losses from FX difference as a result of AR$ devaluation in Q2 20 (compared to AR$ appreciation in Q2 19), lower income from commercial interests due to suspension measures in the collection from certain users in a vulnerable situation due to COVID-19 and lower gain from the holding of financial instruments, partially offset by lower interest accrual over the commercial debt with CAMMESA, which was settled in the Agreement executed in May 2019, and lower financial interests due to a reduced gross debt position.

The adjusted EBITDA for our distribution segment in Q2 20 posted a US$14 million loss, whereas in Q2 19 a US$72 million gain was recorded, mainly due to the lack of inflation adjustment on the VAD, the COVID-19 impacts over higher bad debts, measures over certain socially vulnerable users and lower electricity consumption of non-residential clients, in addition to the positive effects of the Liabilities Regularization Agreement in Q2 19. These variations were partially offset by a lower charge of penalties resulting from the quality service improvement, lower labor and contractors’ costs and lesser energy losses. Moreover, adjusted EBITDA excludes the gain from the reversal of regulatory liabilities (US$308 million) and losses from updating the principal amount of the penalties incurred during the Tariff Transition Period (US$5 million), both recorded in Q2 19.

Finally, in Q2 20 investments of the segment were reduced by 39% compared to the same period in 2019, mainly due to the deferral of tariff adjustments and lower revenues as a result of the lockdown triggered by COVID-19.

Pampa Energía ● Q2 20 Earning Release ● 18

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First half			Second quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	143	225	-36%	56	111	-50%
Cost of sales	(122)	(142)	-14%	(57)	(72)	-21%

Gross profit	21	83	-75%	(1)	39	NA

Selling expenses	(10)	(5)	+100%	(3)	(2)	+50%
Administrative expenses	(22)	(23)	-4%	(11)	(11)	-
Exploration expenses	-	(2)	-100%	-	(1)	-100%
Other operating income	-	3	-100%	-	2	-100%
Other operating expenses	(8)	(6)	+33%	(6)	(1)	NA
Results for participation in joint businesses	(4)	24	NA	(6)	23	NA

Operating income	(23)	74	NA	(27)	49	NA

Finance income	4	14	-71%	2	5	-60%
Finance costs	(53)	(40)	+33%	(26)	(19)	+37%
Other financial results	21	18	+17%	19	7	+171%

Profit (loss) before tax	(51)	66	NA	(32)	42	NA

Income tax	14	(13)	NA	8	(17)	NA

Net income (loss) for the period	(37)	53	NA	(24)	25	NA

Adjusted EBITDA	36	100	-65%	6	53	-88%
Adjusted EBITDA at our share ownership	36	100	-65%	6	53	-88%

Increases in PPE and intangible assets	34	77	-56%	15	44	-66%
Depreciation and amortization	54	50	+8%	27	27	-

In Q2 20, sales from our oil and gas segment decreased by 50% compared to Q2 19, mainly due to the fall in the sale prices accrued to the gas and oil demand of 37% and 65%, respectively (US$48 million impact), and to a lesser extent, to lower hydrocarbons production.

The lockdown and the off-peak seasonality affected our gas average sale price, accruing US$2.0/MBTU in Q2 20, 37% lower than the US$3.1/MBTU recorded in Q2 19. Because of the lower electricity and gas demand due to the restrictions over non-essential activities and the fall season, between April and May CAMMESA tendered average indicative prices between US$1.6-1.8 per MBTU of gas for power plants, a trend was also observed in the spot market. However, with the beginning of winter season in June and thus, a higher gas and electricity aggregated demand, CAMMESA recognized a price similar to the reference price of US$2.7/MBTU, an increase that was also observed in the spot market.

It is worth highlighting that in Q2 20, 70% of our gas was delivered to CAMMESA, 14% to supply our Plus units’ dispatch and as raw material for our petrochemical plants, 4% was exported to Chile until May 2020 at US$3.11/MBTU, being the balance destined to spot/industries (segment highly correlated to CAMMESA) and gas distribution companies.

Pampa Energía ● Q2 20 Earning Release ● 19

In operating terms, the production of our oil and gas segment registered 43.7 kboe/day, 10% lower than Q2 19 and 5% lower than Q1 20. Despite the mandatory lockdown due to COVID-19, gas production reached 239 mcf/day, 9% lower than Q2 19, but similar to Q1 20, mainly due to lower demand as a result of the quarantine (except for the residential segment, being its weight non-material in our sales) plus the collapse in prices, that adjusted downward to moderate the production curtailment. This situation affected our blocks with less competitive lifting cost under the new pricing scenario: Rincón del Mangrullo and Río Neuquén lowered their production due to a lesser drilling rate and natural decline (-27 mcf/day year-on-year and –9 mcf/day quarter-on-quarter), in addition to a slight decrease at Sierra Chata and Aguaragüe (-2 mcf/day year-on-year and –1 mcf/day quarter-on-quarter). The decline in the production was partially offset by the production increase at El Mangrullo (+7 mcf/day year-on-year and +2 mcf/day quarter-on-quarter), a block in which evacuation infrastructure was expanded in line with its productivity and upside potential, registering a production of 153 mcf/day in Q2 20 and comprising 64% of our total gas production. It is worth highlighting that during Q2 20, 7% of Pampa’s gas production came from Vaca Muerta formation, as a result of the completion of two horizontal wells at El Mangrullo in August 2019.

Moreover, oil production reached 3.9 kbbl/day in Q2 20, 18% lower than Q2 19, mainly explained by the fall in demand since the mandatory lockdown and the lack of storage capacity. Hence, lower market prices were realized, affecting production at El Tordillo and Río Neuquén blocks (-0.8 kbbl/day), in addition to a slight decrease at Gobernador Ayala and Rincón del Mangrullo (-0.2 kbbl/day), partially offset by conventional production contribution from Chirete (+0.1 kbbl/day). Compared to Q1 20, production decreased 26% (-1.4 kbbl/day).

Our accrued oil average sale price in Q2 20 was US$20.8/barrel, 65% lower than the US$60.0/barrel recorded in Q2 19, mainly explained by the sharp drop in demand and international reference prices due to COVID-19. These effects were partially offset by oil exports of 2.3 kbbl/day between May and June 2020 at a discounted price on Brent, which positively evolved during Q2 20, in addition to a slight demand recovery as a result of the incorporation of new essential activities.

As of June 30, 2020, we accounted 808 productive wells in Argentina, in comparison to 885 as of December 31, 2019.

Pampa Energía ● Q2 20 Earning Release ● 20

Oil and gas' key performance indicators	2020			2019			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Semester
Volume
Production
In thousand m3/day	0.7	6,838		0.8	7,237		-9%	-6%	-6%
In million cubic feet/day		241			256
In thousand boe/day	4.6	40.2	44.9	5.1	42.6	47.7
Sales
In thousand m3/day	0.7	7,254		0.9	8,044		-12%	-10%	-10%
In million cubic feet/day		256			284
In thousand boe/day	4.7	42.7	47.4	5.3	47.3	52.7

Average Price
In US$/bbl	37.3			56.6			-34%	-30%
In US$/MBTU		2.1			3.1

Second Quarter
Volume
Production
In thousand m3/day	0.6	6,762		0.8	7,428		-18%	-9%	-10%
In million cubic feet/day		239			262
In thousand boe/day	3.9	39.8	43.7	4.8	43.7	48.5
Sales
In thousand m3/day	0.6	7,165		0.8	7,992		-17%	-10%	-11%
In million cubic feet/day		253			282
In thousand boe/day	4.1	42.2	46.2	4.9	47.0	51.9

Average Price
In US$/bbl	20.8			60.0			-65%	-37%
In US$/MBTU		2.0			3.1

Note: Net production in Argentina. Gas volume standardized at 9,300 kCal.

Net operating costs in Q2 20, excluding depreciations and amortizations, decreased 14% year-on-year, mainly explained by quarantine effects: lower gas purchases to third-parties due to the collapse in demand, lower contractors costs because of halt in wells’ drilling and completion as a preventive measure and due to current business uncertainty, in addition to lower royalties and operating taxes due to lower prices, plus dilution of AR$-nominated costs due to the devaluation. These effects were partially offset by higher expenses in our operations through the implementation of safety and health protocols to mitigate COVID-19 impact. In comparison to Q1 20, net operating costs decreased 11%, mainly explained by the suspension of exploitation activities and lower royalties and taxes as a result of decreasing traded prices.

In Q2 20, financial results recorded a net loss of US$5 million, US$2 million more than Q2 19, mainly due to higher gains from repurchase of CBs and the holding of financial instruments, partially offset by higher financial expenses due to an increase in gross debt and impairment of receivables to gas utility distributors, originally accrued in 2018.

The adjusted EBITDA of our oil and gas segment decreased by 88%, posting US$6 million in Q2 20, mainly due to the collapse of hydrocarbon sale prices due to COVID-19 and off-peak seasonality. partially offset by lower costs related to the activity downturn, lower royalties and AR$-nominated costs due to devaluation effect.

Finally, in Q2 20 investments of the segment decreased 66% vs. Q2 19, explained by limited activity due to COVID-19, coupled with the uncertain horizon for prices.

Pampa Energía ● Q2 20 Earning Release ● 21

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First half			Second quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	112	168	-33%	39	91	-57%
Cost of sales	(103)	(153)	-33%	(32)	(87)	-63%

Gross profit	9	15	-40%	7	4	+75%

Selling expenses	(3)	(3)	-	(1)	(1)	-
Administrative expenses	(2)	(2)	-	(1)	(1)	-
Other operating income	1	2	-50%	1	1	-
Other operating expenses	(4)	(7)	-43%	(3)	-	NA
Impairment of inventories	(11)	-	NA	-	-	NA

Operating income	(10)	5	NA	3	3	-

Finance income	-	1	-100%	-	1	-100%
Finance costs	(1)	(9)	-89%	-	(5)	-100%
Other financial results	4	(1)	NA	2	-	NA

Profit (loss) before tax	(7)	(4)	+75%	5	(1)	NA

Income tax	2	1	+100%	(2)	(2)	-

Net income (loss) for the period	(5)	(3)	+67%	3	(3)	NA

Adjusted EBITDA	2	5	-60%	4	3	+33%
Adjusted EBITDA at our share ownership	2	5	-60%	4	3	+33%

Increases in PPE and intangible assets	0	1	-56%	0	0	-19%
Depreciation and amortization	1	-	NA	1	-	NA

In Q2 20 our petrochemicals segment was affected by a 57% reduction in sales compared to Q2 19, mainly explained by the demand contraction due to the quarantine by COVID-19. Although styrene, reforming and polystyrene manufacturing activities were deemed essential, the demand drop required alternate halts to production lines during the quarter in order to avoid accumulation of inventory. Moreover, lower sales revenues are explained by a fall in the international reference prices.

Total volume sold by our petrochemicals segment in Q2 20 decreased 45% compared to 2Q 19, due to the collapse in demand as a result of mandatory lockdown, especially the production of styrene and octane bases. Moreover, the fall on SBR is because it was not deemed essential industry during April and May 2020, plus main domestic clients halted operations as well. However, polystyrene sales were the least affected as most of the volume is destined for food packaging. Moreover, since mid-June 2020 some industries resumed operations, mainly the tire industry, thus commercialized volume has been recovering moderately.

The adjusted EBITDA of this segment recorded a US$4 million gain in Q2 20, representing an increase of US$1 million compared to Q2 19, mainly explained by lower maintenance expenses related to plants’ suspension, fuel and dilution of AR$-nominated operating expenses due to the devaluation, partially offset by lower sale volume since mandatory lockdown and, to a lesser extent, by lower international prices.

Financial results registered a US$2 million net gain in Q2 20, a US$6 million increase compared to Q2 19, mainly due to lower financial losses from San Lorenzo Customs contingency and gains from hedging cost of raw material.

Pampa Energía ● Q2 20 Earning Release ● 22

The amounts corresponding to Pampa are shown below:

Petrochemicals' key performance indicators	Products			Total
	Styrene & Polystyrene[1]	SBR	Others
Semester
Volume sold 1H20 (thousand ton)	40	14	85	139
Volume sold 1H19 (thousand ton)	51	13	114	178
Variation 1H20 vs. 1H19	-21%	+10%	-26%	-22%

Average Price 1H20 (US$/ton)	1,197	1,358	522	803
Average Price 1H19 (US$/ton)	1,336	1,690	682	943
Variation 1H20 vs. 1H19	-10%	-20%	-23%	-15%

Second Quarter
Volume sold Q2 20 (thousand ton)	16	5	31	52
Volume sold Q2 19 (thousand ton)	27	7	62	95
Variation Q2 20 vs. Q2 19	-39%	-30%	-50%	-45%

Average Price Q2 20 (US$/ton)	1,162	1,213	442	741
Average Price Q2 19 (US$/ton)	1,326	1,718	708	956
Variation Q2 20 vs. Q2 19	-12%	-29%	-37%	-22%

Note: 1 Includes Propylene.

Even though investments of the segment were reduced by 19% compared to Q2 19, in absolute terms the variation was non-material.

3.5	Analysis of the holding and others segment

Holding and others segment, consolidated Figures in US$ million	First half			Second quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	11	10	+10%	5	3	+67%

Gross profit	11	10	+10%	5	3	+67%

Selling expenses	-	(2)	-100%	-	-	NA
Administrative expenses	(10)	(13)	-23%	(5)	(4)	+25%
Other operating income	3	5	-40%	1	(1)	NA
Other operating expenses	(5)	(5)	-	(1)	(3)	-67%
Results for participation in joint businesses	30	45	-33%	10	27	-63%

Operating income	29	40	-28%	10	22	-55%

Finance income	2	4	-50%	1	1	-
Finance costs	(1)	(1)	-	(1)	-	NA
Other financial results	(5)	3	NA	2	3	-33%

Profit before tax	25	46	-46%	12	26	-54%

Income tax	(12)	228	NA	(11)	152	NA

Net income for the period	13	274	-95%	1	178	-99%

Adjusted EBITDA	63	82	-23%	29	44	-35%
Adjusted EBITDA at our share ownership	63	82	-23%	29	44	-35%

Increases in PPE and intangible assets	0	2	-80%	0	1	-77%
Depreciation and amortization	-	-	NA	-	-	NA

Pampa Energía ● Q2 20 Earning Release ● 23

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), during Q2 20 no operating margin was recorded, which represented a US$5 million improvement compared to Q2 19, mainly explained by higher accrued fees and lower expenses from cost reduction initiatives and home office effect due to the quarantine, partially offset by higher expenses in donations and contributions.

During Q2 20 a US$2 million decrease was recorded in the financial results compared to Q2 19, reaching a net gain of US$2 million, mainly due to a lower profit from the holding of financial instruments and earned interests due to lower cash allocated to the segment.

The adjusted EBITDA of our holding and others segment decreased by 35%, reaching US$29 million in Q2 20. The adjusted EBITDA excludes equity income from our participation in TGS, Transener and Refinor, and in turn, considers a consolidation of EBITDAs adjusted by equity ownership in these businesses.

The EBITDA adjusted by our direct and indirect ownership of 27.6% and 25.5% over TGS were US$22 million (implicit total of US$79 million) in Q2 20 and US$36 million (implicit total of US$142 million) in Q2 19, respectively. The 40% reduction of total adjusted EBITDA was mainly due to the lag of tariff schemes compared to the evolution of inflation, as a result of the deferral of the semiannual PPI adjustment of 29% and 21%that should have been applied in October 2019 and April 2020, respectively, according to the RTI. Moreover, FX depreciation had an additional negative impact on AR$-nominated regulated revenues. The COVID-19 also affected TGS’s EBITDA, mainly to the sharp drop in international prices of liquids, lower ethane volume dispatched to Dow Chemical since the quarantine, and to a lesser extent, higher costs from the implementation of protocols and measures to mitigate COVID-19 impact. These effects were partially offset by a lower cost per unit in US$ of natural gas employed as replacement of thermal reduction at Cerri Complex plant (offset by higher natural gas volume consumed), higher propane volume exported, higher revenues of midstream segment from the commissioning of natural gas gathering pipeline and conditioning services at Vaca Muerta, lower export duties due to the rate’s change as from May 2020 and lower operating expenses in real terms.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% in Q2 20 amounted to US$7 million (implicit total of US$28 million), 41% lower than Q2 19, which was US$12 million (implicit total of US$47 million), mainly due to the lack of costs variations adjustments of 26% on tariff, which should have been applied as from February 2020, a loss widen by the mismatch between the update measuring and its granting, which in an inflationary scenario has a negative impact on Transener’s AR$-nominated regulated revenues, in addition to the composition of the cost update formula, which replicates Transener’s cost structure, thus holding a large weight for salary index, that was outpaced by CPI, PPI and US$ evolution. Moreover, the lower EBITDA is explained by the recovery of damages recorded in Q2 19, lower awards for quality service and higher expenses in Q2 20 to meet the safety and health protocols, partially offset by lower charges of penalties and dilution of operating expenses in real terms.

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q2 20 recorded a loss of US$1 million (implicit total loss of US$2 million), whereas in Q2 19 a gain of US$1 million (implicit total gain of US$2 million) was recorded, mainly explained by the quarantine effect due to COVID-19, which implied a sharp decline of refined products sales and the dilution on prices due to the difficulty to pass through the higher devaluation from crude oil cost.

Pampa Energía ● Q2 20 Earning Release ● 24

3.6	Analysis of the semester, by subsidiary and segment
Subsidiary In US$ million	First half 2020				First half 2019
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	4	(15)	1	61.0%	5	(20)	5
Los Nihuiles	52.0%	3	(16)	(4)	52.0%	4	(22)	4
CPB[1]	100.0%	-	-	-	100.0%	14	(5)	13

Greenwind		12	99	4		10	111	4
Non-controlling stake adjustment		(6)	(49)	(2)		(5)	(55)	(2)
Subtotal Greenwind adjusted by ownership	50.0%	6	49	2	50.0%	5	55	2

CTBSA		80	247	47		-	-	-
Non-controlling stake adjustment		(40)	(123)	(23)		-	-	-
Subtotal CTBSA adjusted by ownership	50.0%	40	123	23	0.0%	-	-	-

Pampa stand-alone, other companies, adjs. & deletions[2]	156	391	37		169	449	88
Subtotal power generation		209	531	60		197	456	111

Electricity distribution segment
Edenor	55.1%	31	70	(25)	51.8%	101	127	255
Adjustments & deletions[2]		0	0	12		(1)	(0)	(122)
Subtotal electricity distribution		31	70	(13)		100	127	133

Oil & gas segment
OldelVal		28	(4)	16		21	(9)	12
Non-controlling stake adjustment		(28)	4	(16)		(21)	8	(12)
Subtotal OldelVal adjusted by ownership	2.1%	1	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[2]		35	842	(37)		100	936	53
Subtotal oil & gas		36	841	(37)		100	936	53

Petrochemicals segment
Pampa Energía	100.0%	2	-	(5)	100.0%	5	-	(3)
Subtotal petrochemicals		2	-	(5)		5	-	(3)

Holding & others segment
Transener		57	15	33		86	38	41
Non-controlling stake adjustment		(42)	(11)	(24)		(64)	(28)	(30)
Subtotal Transener adjusted by ownership	26.3%	15	4	9	26.3%	23	10	11

TGS		175	264	76		246	287	158
Non-controlling stake adjustment		(127)	(191)	(55)		(183)	(214)	(117)
Subtotal TGS adjusted by ownership	27.6%	48	73	21	25.5%	63	73	40

Refinor		3	19	1		4	1	(8)
Non-controlling stake adjustment		(2)	(13)	(1)		(3)	(1)	6
Subtotal Refinor adjusted by ownership	28.5%	1	5	0	28.5%	1	0	(2)

Pampa stand-alone, other companies, adjs. & deletions[2]		(1)	(2)	(17)		(5)	(57)	225
Subtotal holding & others		63	80	13		82	26	274

Deletions		-	(255)	-		(1)	(139)	(1)
Total consolidated		341	1,268	18		484	1,407	567

Total adjusted by our share ownership		324	1,505	18		431	1,503	567

Note: 1 Absorbed by Pampa as from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q2 20 Earning Release ● 25

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Second quarter 2020				Second quarter 2019
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	1	(15)	1	61.0%	2	(20)	1
Los Nihuiles	52.0%	1	(16)	1	52.0%	1	(22)	(1)
CPB[1]	100.0%	-	-	-	100.0%	(6)	(5)	5

Greenwind		6	99	5		6	111	1
Non-controlling stake adjustment		(3)	(49)	(2)		(3)	(55)	(1)
Subtotal Greenwind adjusted by ownership	50.0%	3	49	2	50.0%	3	55	1

CTBSA		41	247	28		-	-	-
Non-controlling stake adjustment		(20)	(123)	(14)		-	-	-
Subtotal CTBSA adjusted by ownership	50.0%	20	123	14	0.0%	-	-	-

Pampa stand-alone, other companies, adjs. & deletions[2]		70	391	25		100	449	64
Subtotal power generation		95	531	44		100	456	70

Electricity distribution segment
Edenor	55.1%	(15)	70	(37)	51.8%	73	127	252
Adjustments & deletions[2]		1	0	17		(1)	(0)	(121)
Subtotal electricity distribution		(14)	70	(20)		72	127	131

Oil & gas segment
OldelVal		14	(4)	9		12	(9)	7
Non-controlling stake adjustment		(14)	4	(8)		(11)	8	(7)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[2]		6	842	(24)		53	936	25
Subtotal oil & gas		6	841	(24)		53	936	25

Petrochemicals segment
Pampa Energía	100.0%	4	-	3	100.0%	3	-	(3)
Subtotal petrochemicals		4	-	3		3	-	(3)

Holding & others segment
Transener		28	15	16		47	38	24
Non-controlling stake adjustment		(21)	(11)	(12)		(35)	(28)	(18)
Subtotal Transener adjusted by ownership	26.3%	7	4	4	26.3%	12	10	6

TGS		79	264	23		142	287	102
Non-controlling stake adjustment		(57)	(191)	(17)		(105)	(214)	(76)
Subtotal TGS adjusted by ownership	27.6%	22	73	6	25.5%	36	73	26

Refinor		(2)	19	(7)		2	1	(5)
Non-controlling stake adjustment		1	(13)	5		(2)	(1)	3
Subtotal Refinor adjusted by ownership	28.5%	(1)	5	(2)	28.5%	1	0	(1)

Pampa stand-alone, other companies, adjs. & deletions[2]		(0)	(2)	(8)		(5)	(57)	147
Subtotal holding & others		29	80	1		44	26	178

Deletions		-	(255)	-		(1)	(139)	(1)
Total consolidated		120	1,268	4		271	1,407	400

Total adjusted by our share ownership		126	1,505	4		234	1,503	400

Note: 1 Absorbed by Pampa as from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q2 20 Earning Release ● 26

4.	Glossary of terms
Term	Definition
Q2 20/Q2 19	Second quarter of 2020/Second quarter of 2019
1H 20/1H 19	First half of 2020/First half of 2019
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CBs	Corporate Bonds
2023 CBs	Series T CBs issued in 2016 for US$500 million, due 2023 and interest rate of 7.375%
2027 CBs	Series I CBs issued in 2017 for US$750 million, due 2027 and interest rate of 7.5%
2029 CBs	Series III CBs issued in 2029 for US$300 million, due 2029 and interest rate of 9.125%
CC	Combined Cycle
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COD	Commercial operation date
COVID-19	Coronavirus disease
CPB	Piedra Buena Thermal Power Plant
CPD	Costo Propio de Distribución (Own Distribution Cost)
CPI	Consumer Price Index
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
Est.	Estimated
Federal Government	Federal Government of the Republic of Argentina
FS	Financial Statements
FV	Face Value
FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant
Pampa Energía ● Q2 20 Earning Release ● 27

HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
kCal	Kilocalories
M3	Cubic meter
Mcf	Million cubic feet
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
MDP	Ministry of Productive Development
MULC	Single Free Foreign Exchange Market
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas	Natural Gas Surplus Injection Promotion Program (SE Res. No. 1/13) and Natural Gas Injection Promotion Program for Companies with Reduced Injection (SE Res. No. 60/13)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
PPI	Wholesale Domestic Price Index
RECPAM	Results from net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
RTI	Integral Tariff Review
SBR	Styrene Butadiene Rubber
SE	Secretariat of Energy
SEE	Subsecretariat of Electric Energy (former Secretariat of Electric Energy)
SMEs	Small and Medium-sized Enterprises
Solidarity Law	Social Solidarity and Productive Reactivation Law in the framework of Public Emergency, No. 27,541
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
ToP	Take or Pay
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
VAD	Distribution Added Value

Pampa Energía ● Q2 20 Earning Release ● 28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2020

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.